FOR IMMEDIATE RELEASE                                                                                          News

August 14, 2009                                                                                 Nasdaq SmallCap - GTIM

Good Times Restaurants Inc. Reports Formation of a Special Committee of the Board to Explore Strategic Alternatives

(GOLDEN, CO) Good Times Restaurants Inc. (GTIM) today announced that its Board of Directors has formed a Special Committee comprised of directors Richard Stark, Alan Teran and Geoff Bailey to explore and evaluate strategic alternatives aimed at enhancing shareholder value and explore alternatives to reduce the cost burdens of being a publicly held entity. The Company has hired Mastodon Ventures, Inc. to provide strategic advisory services and explore other strategic alternatives that will further the long-term business prospects of the Company and provide incremental value to its shareholders.

There can be no assurance regarding the timing of or whether the Board will elect to pursue any of the strategic alternatives it may consider, or that any such alternatives will result in changes to the Company's plans or will be consummated and there is no certainty that any strategic alternative will involve a transaction for shareholders at a share price equal to or above the current trading price of the Company's shares, bearing in mind that the trading market for the Company's shares is relatively inactive and that the Company has realized losses from operations during recent periods.  The Company does not intend to provide updates or make any further comment until the outcome of the process is determined or until there are significant developments.

Mastodon Ventures, Inc. is a strategic advisory firm based in Austin, Texas focused on advisory services, mergers and acquisitions and capital formation for emerging growth and middle-market companies with particular expertise in multi-unit restaurant transactions.

Good Times is a regional chain of quick service restaurants located primarily in Colorado providing a menu of high quality all natural hamburgers, 100% breast of chicken sandwiches, fresh frozen custard, fresh squeezed lemonades and other unique offerings.  Good Times currently operates and franchises 52 restaurants.

This press release contains forward looking statements within the meaning of federal securities laws.  The words "intend," "may," "believe," "will," "should," "anticipate," "expect," "seek" and similar expressions are intended to identify forward looking statements.  These statements involve known and unknown risks, which may cause Good Times' actual results to differ materially from results expressed or implied by the forward looking statements.  These risks include such factors as the uncertain nature of current restaurant development plans and the ability to implement those plans, delays in developing and opening new restaurants because of weather, local permitting or other reasons, increased competition, cost increases or shortages in raw food products, and other matters discussed under the "Risk Factors" section of Good Times' Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000 filed with the SEC.  Although Good Times may from time to time voluntarily update its forward looking statements, it disclaims any commitment to do so except as required by securities laws.

INVESTOR RELATIONS CONTACTS:

Good Times Restaurants Inc.

Boyd E. Hoback, President and CEO, 303/384-1411

Christi Pennington, Executive Assistant, 303/384-1440